UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38269

FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This current report on Form 6-K was filed in connection with a change of company name. On November 5, 2019, FinVolution Group (“FinVolution” or the “Company”), formally known as PPDAI Group Inc., held an annual general meeting, during which the shareholders of the Company approved the proposed change of the Company’s name from “PPDAI Group Inc.” to “FinVolution Group” and the proposed adoption of “信也科技” as the Company’s dual foreign name.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FinVolution Group

By:	/s/ Simon Tak Leung Ho
Name:	Simon Tak Leung Ho
Title:	Chief Financial Officer

Date: November 5, 2019